UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (Date of earliest event reported): August 18, 2010
LANCE, INC.
(Exact Name of Registrant as Specified in Charter)

North Carolina	0-398	56-0292920

(State or Other Jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of Incorporation)

13024 Ballantyne Corporate Place, Suite 900, Charlotte, NC	28277

(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (704) 554-1421
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
     ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
     ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
     ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
     ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On August 18, 2010, Lance, Inc. (“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s”) announced they have received clearance from the U. S. Federal Trade Commission via early termination of the review process under the Hart-Scott-Rodino Antitrust Improvements Act for their previously announced proposed merger of equals. The merger is expected to be completed in the fourth quarter of this year and is still subject to shareholder approval by Lance and Snyder’s stockholders and the satisfaction of other customary closing conditions. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Exhibit Description
99.1	Press Release, dated August 18, 2010.
Important Information for Investors and Stockholders
This Form 8-K relates to a proposed merger between Lance and Snyder’s that is the subject of a registration statement, which includes a preliminary joint proxy statement/prospectus that has been filed by Lance with the SEC on August 13, 2010. This Form 8-K is not a substitute for the preliminary joint proxy statement/prospectus that Lance has filed with the SEC or any other document (including the definitive joint proxy statement/prospectus) that will be filed with the SEC or sent to Lance or Snyder’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s are contained in the preliminary joint proxy statement/prospectus filed by Lance with the SEC on August 13, 2010. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANCE, INC.
Date: August 19, 2010	By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, DC
EXHIBITS
CURRENT REPORT
ON
FORM 8-K

Date of Event Reported:	Commission File No:
August 18, 2010	0-398
LANCE, INC.
EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Press Release, dated August 18, 2010.
The information furnished as Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in a filing.